Exhibit 99.2

Kansas

Entertainment, LLC

Financial Statements for the

Years Ended June 30, 2017 and 2016 and

Independent Auditors’ Report

KANSAS ENTERTAINMENT, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

Members of Kansas Entertainment, LLC:

We have audited the accompanying financial statements of Kansas Entertainment, LLC (the “Company”), which comprise the balance sheet as of June 30, 2017, and the related statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas Entertainment, LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Predecessor Auditors’ Opinion on 2016 Financial Statements

The financial statements of the Company as of and for the year ended June 30, 2016 were audited by other auditors whose report, dated August 29, 2016, expressed an unmodified opinion on those statements.

August 31, 2017

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BALANCE SHEETS
AS OF JUNE 30, 2017 AND 2016
(In thousands)

	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,034	$10,960
Receivables	2,520	1,747
Prepaid expenses	2,768	2,792
Inventory	427	421
Total current assets	16,749	15,920
PROPERTY AND EQUIPMENT, NET	144,995	159,766
OTHER INTANGIBLE ASSETS	25,000	25,000
OTHER ASSETS	198	198
TOTAL ASSETS	$186,942	$200,884
LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,127	$3,427
Gaming, property and other taxes	4,742	4,193
Accrued expenses	6,589	5,397
Other current liabilities	567	717
Total current liabilities	15,025	13,734
MEMBERS’ EQUITY:
Capital	296,717	296,717
Accumulated deficit	(124,800)	(109,567)
Total members’ equity	171,917	187,150
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$186,942	$200,884

See accompanying notes to the financial statements.

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STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2017 AND 2016
(In thousands)

	2017	2016
REVENUE:
Gaming revenue	$144,394	$143,932
Food, beverage and other	13,874	14,387
Total revenue	158,268	158,319
Less promotional allowances	(5,326)	(5,899)
Net revenue	152,942	152,420

OPERATING EXPENSES:
Gaming	58,996	59,509
Food, beverage and other	11,431	12,083
General administration	30,106	29,226
Depreciation	16,742	20,377
Total operating expenses	117,275	121,195
NET INCOME	$35,667	$31,225

See accompanying notes to the financial statements.

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KANSAS ENTERTAINMENT, LLC

STATEMENTS OF MEMBERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2017 AND 2016
(In thousands)

		Accumulated
	Capital	Deficit	Total
BALANCE—June 30, 2015	$296,717	$(87,792)	$208,925
Net income	—	31,225	31,225
Distributions to members	—	(53,000)	(53,000)
BALANCE—June 30, 2016	296,717	(109,567)	187,150
Net income	—	35,667	35,667
Distributions to members	—	(50,900)	(50,900)
BALANCE—June 30, 2017	$296,717	$(124,800)	$171,917

See accompanying notes to the financial statements.

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STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2017 AND 2016
(In thousands)

	2017	2016
OPERATING ACTIVITIES:
Net income Adjustments to reconcile net income to net cash provided by operating activities:	$35,667	$31,225
Depreciation	16,742	20,377
Loss on disposal of fixed assets	26	10
Change in assets and liabilities:
(Increase) decrease in assets:
Receivables	(773)	1,587
Prepaid expenses	24	(100)
Inventory	(6)	16
(Decrease) increase in liabilities:
Accounts payable	(300)	(35)
Gaming, property and other taxes	549	368
Accrued expenses	1,192	(203)
Other current liabilities	(150)	221
Net cash provided by operating activities	52,971	53,466
INVESTING ACTIVITIES:
Expenditures for property and equipment	(2,013)	(1,863)
Proceeds from sale of property and equipment	16	39
Net cash used in investing activities	(1,997)	(1,824)
FINANCING ACTIVITIES—Distributions to members	(50,900)	(53,000)
Net cash used in financing activities	(50,900)	(53,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74	(1,358)
CASH AND CASH EQUIVALENTS—Beginning of year	10,960	12,318
CASH AND CASH EQUIVALENTS—End of year	$11,034	$10,960

See accompanying notes to the financial statements.

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KANSAS ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2017 AND 2016

1.           BUSINESS AND BASIS OF PRESENTATION

Kansas Entertainment, LLC (the “Company”) is a limited liability company, which is 50% owned by Penn Hollywood Kansas (“PHK”), a subsidiary of Penn National Gaming, Inc. (“Penn”), with the remaining 50% owned by Kansas Speedway Development Corporation (“KSDC”), a subsidiary of International Speedway Corporation. PHK, as the managing member, is responsible for running the day-to-day operations of the Company. However, as defined in the limited liability company agreement, PHK may not take any action without the prior written consent of KSDC with respect to any major action. Major actions consist of various significant actions such as, but not limited to, approving or modifying annual operating budgets, declaring or paying a dividend or distribution (including determining the amount and timing of such dividend or distribution), approving any agreement with an affiliate of any member, the admission of additional members to the Company, incurring debt obligations, and the retention or dismissal of certain executive positions of the Company.

The Company was established to develop and operate a Hollywood-themed entertainment destination facility overlooking Turn 2 at Kansas Speedway in the North East Gaming Zone in Wyandotte County, Kansas, which opened for business on February 3, 2012.

In December 2009, the Company was selected by the Kansas Lottery Gaming Facility Review Board to develop and operate a facility in the North East Gaming Zone in Wyandotte County, Kansas, and in February 2010, the Company received the final approval under the Kansas Expanded Lottery Act, along with its gaming license from the Kansas Racing and Gaming Commission, to proceed with the development of its facility. The Company entered into a 15-year management contract (which expires in

February 2027) with the Kansas Lottery to develop, construct, and operate the facility. The management contract can be renewed by the Kansas Lottery with the Company at substantially the same terms and conditions, and is expected to be renewed indefinitely assuming the Company maintains the appropriate licensing requirements established by the Kansas Lottery.

The facility features a 95,000 square foot casino with approximately 2,000 slot machines, 41 table games and 12 poker tables, a 1,253-space parking structure, as well as a variety of dining and entertainment amenities. PHK and KSDC shared equally in the cost of developing and constructing the facility.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.

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2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Concentration of Credit Risk—Financial instruments that subject the Company to credit risk consist of cash equivalents.

The Company’s policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market funds that are exposed to minimal interest rate and credit risk. The Company has bank deposits that exceed federally insured limits.

Inventories—Inventories consist primarily of food and beverage, retail merchandise and operating supplies and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of net income.

Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5–15 years
Building and improvements	5–40 years
Furniture, fixtures, and equipment	3–7 years

The estimated useful lives are determined based on the nature of the assets as well as the Company’s current operating strategy.

The Company reviews the carrying values of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets. No impairment losses were recorded during the years ended June 30, 2017 and 2016.

Other Intangible Assets—At June 30, 2017 and 2016, the Company had $25.0 million in other intangible assets on its balance sheets, resulting from the one-time privilege fee paid to the Kansas Lottery in conjunction with its management contract.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other, the Company considers its management contract as an indefinite-lived intangible asset that does not require amortization based on the Company’s future expectations to operate the facility indefinitely, as the renewal of the management contract with the Kansas Lottery is

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assumed to be perfunctory. Rather, this intangible asset is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the recorded asset to its carrying amount.

The Company completed its impairment test as of June 30, 2017, and determined that the fair value of the indefinite-lived intangible asset exceeded the carrying value, thus no impairment was recorded.

Income Taxes—Since the Company is taxed as a partnership, it is not subject to federal or state income tax. Taxable income is reported and the resultant tax liabilities, if any, are paid by the individual members. Consequently, no federal or state income taxes have been provided in the accompanying financial statements.

Revenue Recognition—Gaming revenue consists mainly of slot machine revenue as well as, to a lesser extent, table game and poker revenue. Gaming revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs, for “ticket-in, ticket-out” coupons in the customers’ possession, and for accruals related to the anticipated payout of progressive jackpots. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of coins played, are charged to revenue as the amount of the jackpots increases above the base amount.

Table game revenue is the aggregate of table drop adjusted for the change in aggregate table chip inventory. Table drop is the total dollar amount of the currency, coins and chips that are removed from the live gaming tables.

The Company offers “free slot play” to its customers, in the form of noncashable promotional credits, as part of its marketing programs. The total amount of noncashable promotional credits redeemed and earned by customers for the years ended June 30, 2017 and 2016, was approximately $20.1 million and $19.5 million, respectively, and are recorded as a direct reduction to gaming revenue.

Food, beverage and other revenue are recognized as services are performed.

The following table details the components of food, beverage and other revenue included in the statements of operations:

	Year Ended June 30
(In thousands)	2017	2016
Food and beverage	$10,288	$11,032
ATM and cash advance commissions	2,872	2,584
Retail and other	714	771
Total promotional allowances	$13,874	$14,387

Revenues are recognized net of certain sales incentives in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-50, Revenue Recognition—Customer Payments and Incentives. The Company recognizes incentives related to points earned in point-loyalty programs as a direct reduction of revenue. Incentives earned in point-loyalty programs related to slot play are recorded within food, beverage and other expense since points can only be redeemed for retail services.

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The retail value of food, beverage and other services furnished to guests without charge is included in revenues and then deducted as promotional allowances. The amounts included in promotional allowances and the cost of providing such promotional allowances (which is primarily included in food, beverage and other expense) are as follows:

	Year Ended June 30
(In thousands)	2017	2016
Food and beverage	$5,006	$5,511
Other	320	388
Total promotional allowances	$5,326	$5,899
Food and beverage	$2,573	$2,713
Other	251	261
Total cost of complimentary services	$2,824	$2,974

Gaming Taxes—Upon the opening of the facility, the Company was required to pay monthly assessments equal to 1% of the Company’s gaming revenues after all related prizes are paid and excluding promotional credits to the Unified Government of Wyandotte County. As of June 30, 2017 and 2016, the Company had accrued $0.9 million, within accrued expenses within the balance sheet. During the years ended June 30, 2017 and 2016, the Company recognized $1.4 million of expense associated with these assessments, which is recorded within gaming expense on the accompanying statements of operations.

Pursuant to the management contract with the Kansas Lottery, the Company earns 73% of gaming revenues (after all related prizes are paid and excluding promotional credits) up to

$350.0 million per year; 70% on amounts above $350.0 million up to $400.0 million; and 67% on amounts above $400.0 million. The Kansas Lottery remits the Company’s fees from the management contract on a weekly basis, in arrears, based on gaming revenues for the previous week. The Company had a receivable of $1.8 million and $1.1 million on its balance sheets as of June 30, 2017 and 2016, respectively, related to amounts due from the Kansas Lottery. Additionally, the Company recognized gaming tax expense of

$39.0 million and $38.8 million for the years ended June 30, 2017 and 2016, respectively, related to the management contract with the Kansas Lottery, which was recorded within gaming expense on the accompanying statements of operations.

Pursuant to the Development Agreement between the Company and the Unified Government of Wyandotte County, the Company was to develop a hotel of at least 250 rooms prior to February 3, 2014 or incur a penalty of 1% of gaming revenues. As of June 30, 2017, the Company has not constructed a hotel. For the years ended June 30, 2017 and 2016, the Company has incurred and paid a penalty equal to $1.4 million.

Liability for Unredeemed Player Points—The Company offers promotional programs for slot play and, to a lesser extent, table games play.

Patrons who are members and utilize their “Marquee Rewards” membership card while playing slot machines earn both promotional points as well as noncashable promotional credits. The accumulated points can be redeemed for food and nonalcoholic beverages at restaurants and products offered at the retail store; whereas the credits can only be redeemed at the slot machine. The estimated liability for unredeemed points and credits is included in accrued expenses on the accompanying balance sheets.

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The estimated liability for unredeemed points and credits is based on expected redemption rates and for unredeemed points, the estimated costs of the services or merchandise to be provided. Management reviews the adequacy of the accrual for unredeemed points and credits by periodically evaluating the historical redemption and projected trends.

Management’s estimate of the Marquee Rewards point accrual as of June 30, 2017 and 2016 was approximately $0.9 million. The estimate for the noncashable promotional credit accrual as of June 30, 2017 and 2016 was $0.7 million.

Self-Insurance Reserves—The Company has financial exposure for portions of the Company’s employee benefits programs and legal liability reserves. The Company accrues for liabilities based on filed claims and estimates of claims incurred but not reported. As of June 30, 2017 and 2016, the Company has accrued $1.2 million and $0.3 million, respectively.

Fair Value of Financial Instruments—The fair value of the Company’s cash and cash equivalents approximates the carrying value of the Company’s cash and cash equivalents, due to the short maturity of the cash equivalents.

Advertising Costs—Advertising costs are expensed as incurred. For the years ended June 30, 2017 and 2016, advertising costs incurred by the Company totaled $2.8 million and $3.2 million, respectively, and are included in gaming expense on the accompanying statements of operations.

Sponsorship Agreement—In February 2011, a sponsorship agreement was entered into between the Company and Kansas Speedway Corporation (the “Sponsorship Agreement”) that will remain in effect until November 1, 2021. Under the Sponsorship Agreement, the Company acquired exclusive title sponsorship rights to the NASCAR Sprint Cup Series race scheduled to be conducted at the Kansas Speedway racetrack facility beginning in 2011 through November 1, 2021, as well as other promotional rights and opportunities. The Company is required to pay $2.0 million per year (subject to annual increases based on the lesser of 3% a year or the consumer price index for the Kansas City Metropolitan area) to Kansas Speedway Corporation over the life of the Sponsorship Agreement. During the years ended June 30, 2017 and 2016, the Company recognized $2.1 million, as gaming expense on the statements of operations. As of June 30, 2017 and 2016, $1.0 million is recorded in prepaid expenses on the accompanying balance sheets related to the Sponsorship Agreement.

Certain Risks and Uncertainties—The Company’s operations are dependent on its continued licensing by the Kansas Racing and Gaming Commission. The loss of a license would have a material adverse effect on future results of operations. The gaming license is renewed every two years. If additional licenses are awarded in the Company’s market, the Company’s results of operations could be adversely affected.

The Company is also dependent upon a stable gaming tax structure in Kansas. Any change in the tax structure could have a material adverse effect on future results of operations.

The Company is dependent on the local market for a significant number of its patrons and revenues. If economic conditions in this area deteriorate, the Company’s results of operations could be adversely affected.

Recent Accounting Pronouncements—In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which will require, among other items, lessees to recognize a right-of-use asset and a lease liability for most leases. Extensive quantitative and qualitative disclosures, including significant judgments made by

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management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. The accounting applied by a lessor is largely unchanged from that applied under the current standard. The standard must be adopted using a modified retrospective transition approach and provides for certain practical expedients. The ASU is effective for the Company for fiscal years beginning after December 15, 2019, with early adoption permitted. Management has not yet completed its assessment of the impact of the new standard on the Company’s financial statements.

New Accounting Pronouncements to be Implemented—In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of Topic 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of the standard by one year which results in the new standard being effective for the Company at the beginning of its first quarter of fiscal year 2018. In addition, during March, April and May 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, respectively, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes.

Management has not yet completed its assessment of the impact of the new standard on the Company’s financial statements. Although the Company is currently assessing the impact that the adoption of the new standard will have on its financial statements and related disclosures, we believe one area that will result in changes is our accounting for loyalty points which are earned by our customers. The Company’s Marquee Rewards program allows members to utilize their rewards membership card to earn promotional points that are redeemable for slot play and complimentaries. The accumulated points can be redeemed for food and beverages at our restaurants, and products offered at our retail stores across the vast majority of Penn’s casino properties. The estimated liability for unredeemed points is currently accrued based on expected redemption rates and the estimated costs of the services or merchandise to be provided. Under the new standard, we will need to defer the full retail value of the complimentaries until the future revenue transaction occurs. Although the exact amount of the increase to our point liabilities has not yet been determined, we do not anticipate it will have a significant impact on our earnings.

The new standard will also require us to allocate the revenues associated with players’ activity between gaming revenue and the value of the points and to measure the liability based on the estimated standalone selling price of the points earned after factoring in the likelihood of redemption. As a result, we expect that gaming revenues will be reduced and that promotional allowance will no longer be netted on our statement of operations. The revenue associated with the points earned will be recognized in the period in which they are redeemed.

Additionally, at this time, we expect to adopt Topic 606 using the modified retrospective method on January 1, 2018. The Company is continuing to evaluate the new guidance both internally and through following the industry working group.

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3.           PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	June 30
(In thousands)	2017	2016
Land and improvements	$36,678	$36,664
Building and improvements	153,145	152,437
Furniture, fixtures, and equipment	68,190	67,900
Construction in progress	225	2
Total property and equipment	258,238	257,003
Accumulated depreciation	(113,243)	(97,237)
Property and equipment, net	$144,995	$159,766

Depreciation expense of $16.8 million and $20.4 million was recorded for the years ended June 30, 2017 and 2016, respectively.

4.           COMMITMENTS AND CONTINGENCIES

In February 2011, the Company entered into the Sponsorship Agreement in which the Company is required to pay $2.0 million per year during every year of the term to escalate at the lesser of the consumer price index for the Kansas City metropolitan area or 3% per year. See Note 2 for further details.

The Company has numerous operating leases for assets including a building, slot machines, table games, and equipment. Total rental expense under these agreements for the years ended June 30, 2017 and 2016 was $1.7 million and $1.6 million, respectively, and is included primarily in gaming expense in the accompanying statements of operations. The future minimum lease commitments relating to the base lease rent portion of noncancelable operating leases at June 30, 2017, are as follows (in thousands):

2018	$58
2019	1
Total	$59

The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the ordinary course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

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Legal proceedings could result in costs, settlements, damages, or rulings that materially impact the Company’s financial condition or operating results. The Company believes that it has meritorious defenses, claims and/or counter-claims with respect to these proceedings, and intends to vigorously defend itself or pursue its claims.

5.           RELATED-PARTY TRANSACTIONS

In February 2011, the Company entered into the Sponsorship Agreement between the Company and Kansas Speedway Corporation, which is the parent of KSDC. See Note 2 for further details.

The Company entered into a Management Services Agreement (the “Agreement”) with PHK in December 2011. The Agreement provides that the day-to-day operations of the casino facility will be managed by PHK subject to the terms of limited liability company agreement which requires that certain major actions be agreed upon jointly by the two members. The Agreement further provides that various services will be performed by PHK for the Company such as pre-opening plans, hiring and employment of personnel, establishment of operating policies and procedures (including the establishment of internal controls and risk management policies), and training of personnel. PHK is not entitled to any management fees in connection with the Agreement but may be reimbursed for expenses incurred in carrying out its obligations under the Agreement as well as reimbursements of third-party expenses that were incurred in connection with their responsibilities under the Agreement. The results of the Company’s operations could be materially different without the management services obtained from PHK under the Agreement.

The Company reimbursed PHK, Penn, and certain Penn subsidiaries $29.4 million and

$33.4 million for the years ended June 30, 2017 and 2016, respectively, primarily for payroll and benefit costs for the workforce employed at the casino facility by a subsidiary of Penn. At June 30, 2017 and 2016, the Company owed PHK, Penn, and subsidiaries of Penn $2.9 million and $3.0 million, respectively, primarily related to payroll and benefits. These amounts are included in accrued expenses in the accompanying balance sheets.

6.           SUBSEQUENT EVENTS

The Company evaluated all subsequent events through August 31, 2017, which is the date that the financial statements were available to be issued. No material subsequent events have occurred since June 30, 2017, that required recognition or disclosure in the financial statements.

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